UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 7, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (+5411) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (+5411) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS Announces Results for the Fiscal Year

and the Fourth Quarter ended December 31, 2016

FOR IMMEDIATE RELEASE: Tuesday, March 7, 2017

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net comprehensive income of Ps. 462.0 million, or Ps. 0.581 per share (Ps. 2.907 per ADS), for the fourth quarter ended December 31, 2016, compared with the comprehensive net loss of Ps. 160.9 million, or Ps. 0.203 per share (Ps. 1.013 per ADS), for the same period in 2015.

Comprehensive income for the fiscal year ended December 31, 2016 amounted to Ps. 930.6 million, or Ps. 1.171 per share (Ps. 5.857 per ADS), compared with a net loss of Ps. 172.1 million, or Ps. 0.217 per share (Ps. 1.083 per ADS), recorded in the fiscal year 2015.

Operating profit increased by Ps. 1,543.6 million to Ps. 2,231.8 million in fiscal year 2016 compared to 2015. This operating profit growth is mainly explained by the increase of: (i) Ps. 1,035.6 million attributable to the Natural Gas Transportation segment (including the negative impact posted in the fiscal year 2015 of Ps. 324.4 million related to the acquisition of rights and obligations the "Rights of the Arbitral Judgment"), and (ii) Ps. 375.3 million related to the Natural Gas Liquids (“Liquids”) Production and Commercialization segment (Ps. 1,238.7 million vs. Ps. 863.4 million).

It is worth noting that for the past fifteen years tariffs increases have remained well below operational costs increments and have affected the performance of the Natural Gas Transportation segment. The additional economic and financial deterioration of this business segment were a result of the negative performance of the financial obligations contracted with the acquisition of the fixed assets used to provide natural gas transportation public services. Even when net revenues for this business segment have increased by Ps. 1,073.2 million, it is relevant to state that the current applicable tariff is not enough to run a sustainable business over time that allows for a fair and reasonable profitability in return for the invested capital.

As a result, it is worth highlighting the Integral Tariff Review ("RTI") process through which, on December 2, 2016, in a public hearing TGS exposed the situation mentioned above as well as the persistent economic damage resulting from the lack of standardization in the Natural Gas Transport segment regulatory framework. The need of a regulatory framework is essential for the sustainable recovery of this business segment in the long term and a key condition to launch an ambitious investment and expenses plan to be implemented in the 2017 - 2021 period. From this arises the need to implement as soon as possible the tariff increase that will arise from said process that makes feasible the beginning in the execution of said plan and that allows to guarantee the sustainability of the service.

On the other hand, net revenues of the Liquids Production and Commercialization segment recorded a robust increase of Ps. 1,860.5 million mainly due to the effect of the exchange rate on sales denominated in US dollars.

It is noteworthy that as from April 1, 2016, the Ministry of Energy and Mining ("MINEM") through Resolution No. 28/2016, granted an increase for the natural gas market price at the wellhead. However, when considering the currently depressed international reference prices and the TGS’ participation in the propane and butane supply programs in the domestic market, this increase could even worsen the operating margins of the Liquids Production and Commercialization segment.

Finally, net negative financial results decreased by Ps. 163.1 million mainly stemming from a  lower net foreign exchange rate difference. This effect was partially offset by a decrease in the financial income related to the purchase of derivative financial instruments used to hedge the Company’s exposure to the negative impact of the exchange rate over its US dollars denominated debt.

Fiscal Year 2016 vs. Fiscal Year 2015

For the fiscal year 2016, TGS posted total net revenues of Ps. 7,402.1 million, compared to Ps. 4,226.6 million recorded in the 2015, representing a Ps. 3,175.5 million increase.

The Natural Gas Transportation business segment represented approximately 28% and 24% of TGS’ total revenues during the fiscal years ended December 31, 2016 and 2015, respectively. Since the implementation of the Public Emergency Law No. 25,561 in 2002, TGS has received only three modifications in the tariff schedule applicable to its regulated natural gas transportation tariff, the latter applicable since April 1, 2016, all which were insufficient to offset the sustained operating costs increases over the past 15 years. As a result, TGS must continue to take steps to sign and implement the Integral Renegotiation Agreement which will allow implementing the RTI process recently initiated by the National Government.

This business segment is subject to the ENARGAS regulation.

Revenues from the Natural Gas Transportation segment are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government aimed at expanding capacity in the Argentine natural gas transportation pipeline system. In addition, in November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets which belong to the Gas Trusts. Since its inception in 2005, the CAU received only transitory adjustments, also failing to offset increases related to its operating costs since its creation.

Revenues derived from Natural Gas Transportation segment in the year ended December 31, 2016 increased by Ps. 1,073.2 million, compared to figures recorded in 2015. This increase is mainly attributable to the application of the 200.1% transitional increase approved by Resolutions 3724 and 4122 and the effect of the full implementation through Resolution 3347 since May 2015. These effects were partially offset by lower natural gas services to export clients.

The operation of the Company’s pipeline system requires a high level of investments to provide quality, safety and service reliability. Thus, it is of relevance the tariff increases received and the launch of the RTI process last April 2016. The RTI process will be a significant step for the Company to finally recover the tariff charts through the collection of a fair and reasonable rate that will allow developing a sustainable business over time, and securing the provision of an essential public service for Argentina's energy matrix.

Liquids Production and Commercialization revenues accounted for approximately 64% and 69% of the total revenues in the fiscal year ended December 31, 2016 and 2015, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account.

Liquids revenues amounted to Ps. 4,768.3 million in the year December 31, 2016, 64.0% above the Ps. 2,907.8 million recorded in 2015. The revenue increase stems from the exchange rate variation between the Argentine peso and the US dollar, along with higher volumes commercialized on the Company’s own account. These effects were partially offset by a decline in international reference prices.

Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 8% and 7% of the net revenues in the fiscal years ended on December 31, 2016 and 2015, respectively. Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A., which provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Other services revenues rose by Ps. 241.8 million in the year ended December 31, 2016 from 2015. This increase is mainly attributable to the exchange rate variation of the Argentine peso and the US dollar, favorably impacted revenues denominated in the latter currency along with higher revenues from the operation and maintenance, and natural gas compression and treatment services rendered in 2016.

Cost of sales and administrative and selling expenses rose by approximately Ps. 1,901.9 million in the fiscal year 2016 vs. fiscal year 2015. This variation is mainly due to higher natural gas costs used as Replacement Thermal Plant ("RTP"), along with higher labor costs and other operating costs of the pipeline system.

Other negative operating results recorded a positive variation of Ps. 270.0 million, mainly resulting from the 2015’s Ps. 324,4 million charge related to the accounting recognition of the arbitration proceedings rights acquisition costs, after having fulfilled the necessary conditions to cancel the loan granted to Pampa in October 2011. This effect was partially offset by higher expenses related to provisions for contingencies recorded in 2016.

During the fiscal year 2016, the negative financial result decreased by Ps. 160.8 million compared with that reported in 2015. This variation is due to a lower impact of the exchange rate loss in TGS’ financial debt given the liberalization of the foreign exchange regime starting December 17, 2015. This effect was partially offset by the higher returns from financial investments during 2016.

Fourth Quarter 2016 vs. Fourth Quarter 2015

For the fourth quarter ended December 31, 2016, TGS posted total net revenues of Ps. 2,533.7 million, a Ps. 1,146.4 million increase from Ps. 1,387.3 million recorded in the same 2015 period.

The Natural Gas Transportation business segment revenue rose by Ps. 487.5 million in the fourth quarter of 2016, compared with the same previous year period. This positive variation was mainly attributable to the impact of the application of the 200.1% tariff increase agreed in the Transitory Agreement and enforced by Resolution 4122.

The Production and Commercialization of Liquids segment revenue increased by Ps. 571.8 million in the fourth quarter of 2016 compared with the same last period, and was mainly due to the peso-dollar exchange rate increase and higher tons sold on the Company’s own account.

The Other Services segments recorded a Ps. 87.1 million increase, mostly due to effect of the Argentine peso devaluation on the sales denominated in US dollars, and higher natural gas compression and treatment services.

Cost of sales and administrative and selling expenses went up by approximately Ps. 1,678.3 million in 2016 fourth quarter, up Ps. 693.0 million, or 42.2%, from Ps. 985.3 million recorded in 2015’s fourth quarter. Said variation is mainly derived from higher: (i) costs related to the natural gas processed at the Cerri Complex, (ii) labor costs, (iii) tax on revenues, and (iv) other natural gas transportation operational costs.

Negative financial results in 2016 fourth quarter decreased to Ps. 152.7 million from the Ps. 640.8 million reported the previous year quarter. The Ps. 488.1 million positive variation is mainly due to the positive impact of the lower net exchange rate difference in the 2016 fourth quarter. This effect was partially offset by the loss generated by derivative instruments acquired in 2015, which did not impact the results in the fourth quarter of 2016.

Liquidity and Capital Resources

The positive variation in the cash and cash equivalents in the fiscal year 2016 amounted to Ps. 682.6 million. The cash flow generated from operations increased Ps. 1,670.5 million, mainly due to the improvement in operating income and higher revenues related to the liquidation of derivative financial instruments contracted by the Company to mitigate the impact of the exchange rate on its financial debt.

In October 2016, as payment for the amount owed by the Argentine Government since December 31, 2015 related to the participation in the Propane for Networks Agreement, TGS received Argentine BONAR 2020 for an aggregate amount of Ps. 144.8 million, from which more than 90% is still kept in the Company’s treasury as restrictions conditions exist.

The aforementioned positive effect was partially offset by higher cash flows used in investing activities, amounting to Ps. 306.6 million as a consequence of higher capital expenditures.

Cash flow used for financing activities was higher in Ps. 721.6 million. Some of the factors that contributed to this variation were: (i) the prepayment of the outstanding balance of the bonds issued under 2007 Program in November 2016, (ii) larger payments made to reduced financial indebtedness given the impact of a higher exchange rate, and (iii) the dividend payment approved by the Board of Directors at the Shareholders’ Meeting held on January 13, 2016 during which, and given the powers granted,  decided on the results allocation corresponding to the year ended December 31, 2014.

TGS is Argentina’s leading transporter of natural gas, as it operates a natural gas pipeline system with a current firm contracted capacity of approximately 2.8 Bcf/d. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both, the New York and Buenos Aires stock exchanges, under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (under a merger process with Pampa Energía S.A.) which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is TMF Trust Company (Argentina) S.A. and whose beneficiary is Petrobras Hispano Argentina S.A. -a wholly owned company by Pampa Energía S.A.- who has a trust shareholding of 40%, and (iii) Grupo Inversor Petroquímica S.L. and PCT LLC, who directly and indirectly jointly with WST S.A. trough PEPCA S.A., own the remaining 50% of CIESA’s shareholding.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the fiscal years ended December 31, 2016 and 2015

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the fiscal years ended December 31, 2016 and 2015

 (In millions of Argentine pesos)

Exhibit III

                                                                                                 Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the years

periods ended December 31, 2016 and 2015

(In millions of Argentine pesos)

	2016	2015
Cash flows provided by operating activities		
Total comprehensive income / (loss) for the period	930.7	(172.1)
Reconciliation of net income / (loss) to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	286.8	261.4
Consumption of materials	7.2	8.5
Increase in allowances and provisions	98.8	46.2
Share of profit from associates	(1.5)	(0.3)
Interest expense accrual	392.4	287.3
Interest income on Other financial assets other than cash and cash equival	(37.6)	(47.2)
Acquisition of the Rights of the Arbitration Proceeding	-	324.4
Income tax	489.3	(113.6)
Derivative financial instrument results	8.9	(128.5)
Foreign exchange loss	623.8	948.5
Bad debts allowances	20.5	-
Changes in assets and liabilities:		
Other financial assets at fair value through profit or loss	-	(19.9)
Trade receivables	(524.0)	(474.4)
Other receivables	(227.6)	(120.3)
Inventories	(108.4)	20.7
Trade payables	487.2	(86.5)
Payroll and social security taxes	51.9	35.2
Taxes payable	(33.4)	48.4
Income tax	(39.2)	0.3
Other payables	(37.1)	(0.2)
Provisions	(28.0)	(46.0)
Interest paid	(324.9)	(230.0)
Income tax paid	(10.5)	(10.5)
Derivative financial instruments	118.5	(44.0)
Advances from customers	(6.3)	(20.5)
Cash flows provided by operating activities	**2,137.5**	**466.9**
Cash flows used in investing activities		
Additions to property, plant and equipment	(596.2)	(402.0)
Financial assets other than cash equivalents	61.3	173.7
Cash flows used in investing activities	**(534.9)**	**(228.3)**
Cash flows used in financing activities		
Payment of loans	(916.5)	(294.6)
Dividends paid to the Company's shareholders	(99.7)	-
Cash flows used in financing activities	**(1,016.2)**	**(294.6)**
Net increase / (decrease) in cash and cash equivalents	**586.4**	**(56.0)**
Cash and cash equivalents at the beginning of the year	872.5	789.4
Foreign exchange gains on cash and cash equivalents	96.2	139.1
Cash and cash equivalents at the end of the year	**1,555.1**	**872.5**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice President

Date: March 7, 2017